June 20, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation (the “Company”)

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Ms. Collins and Ms. Thompson:

As discussed with your office earlier today via telephone, the Company and its auditors have identified certain additional legal and accounting-related issues that have affected the Company’s preparation of Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F/A”).

The Company and its auditors are working expeditiously to resolve these issues. The foregoing has, however, caused a delay in the completion of the Form 20-F/A, and the Company hereby informs the Securities and Exchange Commission that it will not be filing its Form 20-F/A today as indicated in our previous communication of June 11, 2008.

The Company now plans to file the Form 20-F/A immediately before, or concurrently with, the timely filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-259-8516.

Sincerely,

/s/ Timothy F. Coen

Timothy F. Coen

Senior Vice President and General Counsel,

CDC Corporation

cc:	Peter Yip

James FitzGibbons

Michael Latimore